Exhibit 1

Nissin Information

February 4, 2005

1.     Operating Results for the 3rd Quarter Ended December 31, 2004

     During the 3rd quarter ended December 31, 2004, we continued to promote “Financial OEM” strategy to further expand our sales channels by establishing a new joint venture, Chuo Mitsui Finance Service Co., Ltd., with The Chuo Mitsui Trust and Banking Co., Ltd. in November 2004. In December 2004, we formed a business alliance with AIU Insurance Company concerning the offering of credit insurance for owners of small to medium-sized enterprises (SMEs).

     Also, we entered into the securities business in order to realize “Financial One-Stop Service” for owners of SMEs through the purchase of Yamagen Securities Co., Ltd.

     We, as a “Total Financial Solutions Provider”, continue to provide services that assist owners of SMEs in the development of their business and aim to take further steps to benefit customers.

     Our operating results for the 3rd quarter ended December 31, 2004 were as follows:

          Consolidated Operating Results

	(In millions of yen, except percentages)
	12/03	12/04	% change
Operating revenue	34,159	31,657	-7.3%
Operating income	8,634	6,945	-19.6%
Ordinary income	8,404	7,127	-15.2%
Net income	4,457	6,563	47.2%

          Operating Assets

	(In millions of yen, except percentages)
	12/03	12/04	% change
Loans receivable
Loans to small business owners	73,514	75,864	3.2%
Small business owner loans	55,610	55,907	0.5%
Business Timely loans	17,903	19,957	11.5%
Secured loans	1,508	12,156	708.5%
Notes receivable	294	125	-57.2%
Wide loans	57,853	48,384	-16.4%
Consumer loans	36,435	2,686	-92.6%
Total loans receivable	169,606	139,217	-17.9%
Assets held for leases and installment loans	—	4,522	—
Purchased loans receivable and real estate for sale	4,639	13,343	187.6%

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1,NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code 8571) New York Stock Exchange (Trading symbol NIS)
IR homepage address: http://nissin.web-ir.jp/
Investor Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp

Nissin Information

2.     Notice of Issuance of Stock Options in the Form of New Share Subscription Rights

     At the meeting of the Board of Directors held on January 11, 2005, it was resolved that Nissin would issue new share subscription rights as stock options and specific conditions with respect to new share subscription rights were determined on January 20, 2005.

     (For details please refer to the press release issued on January 11 and 20, 2005.)

3.     Announcement of Organizational Changes and Changes in Directors

     At the meeting of the Board of Directors held on January 18, 2005, it was resolved that organizational changes and changes in directors would be implemented with the aim of reinforcing sales organization power that emphasizes consultation with customers, and building centralized sales structure for the customers introduced by business tie-up companies.

     (For details please refer to the press release issued on January 18, 2005.)

4.     Notice Regarding Share Subscription in C&C Pro Co., Ltd.

     On January 31, 2005, Nissin has subscribed shares of C&C Pro Co., Ltd. (C&C) through a stock transfer, making it the third largest shareholder of C&C.

(For details please refer to the press release issued on January 31, 2005.)

(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)

NISSIN CO., LTD SHINJUKU L-TOWER 25F 6-1,NISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code 8571) New York Stock Exchange (Trading symbol NIS)
IR homepage address: http://nissin.web-ir.jp/
Investor Relations Dept./TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp